Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NTR Acquisition Co.:

We consent to the use of our report dated December 15, 2006, with respect to the balance sheet of NTR Acquisition Co. as of October 15, 2006, and the related statements of operations, stockholders’ equity, and cash flows for the period from June 2, 2006 (inception) through October 15, 2006, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated December 15, 2006, contains an explanatory paragraph that states that the Company’s business plan is dependent upon its obtaining adequate financial resources which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Houston, Texas

December 18, 2006